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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:

December 2005

Commission File Number:

000-50486

TOURNIGAN GOLD CORPORATION

(Translation of registrant’s name into English)

700 West Pender Street, #301, Vancouver, British Columbia, Canada, V6C 1G8

(Address of principal executive offices)

1.  Notice of Annual General Meeting

2.  Management Information Circular for Annual General Meeting

3.  Form of Proxy for Annual General Meeting

4.  Report Under Part 4 of National Instrument 62-103, September

5.  Report Under Part 4 of National Instrument 62-103, October

6.  Report Under Part 4 of National Instrument 62-103, December

7.  News Release, 12/21/2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F XXX   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

NOTICE

OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of TOURNIGAN GOLD CORPORATION (the "Corporation") will be held at:

Suite 1700 – 666 Burrard Street, Vancouver, British Columbia

on WEDNESDAY, FEBRUARY 8, 2006

at the hour of 10:00 a.m., local time,

for the following purposes:

1. To have placed before the Meeting the Report to Shareholders, the audited financial statements of the Corporation for the fiscal years ended August 31, 2005 and 2004 together with the auditors' report thereon;
2. To fix the number of directors to be elected for the coming year at seven (7);
3. To elect directors for the ensuing year;
4. To appoint auditors for the Corporation and authorize the directors to fix the remuneration of the auditors;
5. To consider, and if thought fit, approve a Stock Option Plan for the Corporation, under which the directors will be authorized to grant options to acquire up to 10% of the issued capital of the Corporation from time to time; and
6. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular.

The Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on December 21, 2005 as the record date for determination of Shareholders entitled to notice of and the right to vote at the Meeting either in person or by proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"James Walchuck"

President & CEO

Date: December 21, 2005
Vancouver, British Columbia

The Board of Directors encourages each Shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Investor Services Inc.** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is:

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario
Canada M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Non-registered shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

TOURNIGAN GOLD CORPORATION Suite 301, 700 West Pender Street Vancouver, British Columbia, Canada V6C 1G8 www.tournigan.com

  MANAGEMENT  INFORMATION  CIRCULAR_

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD

February 8, 2006

Containing information as at December 21, 2005

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Tournigan Gold Corporation (the "Corporation") for use at the Annual General Meeting (the “Meeting”) of the Corporation’s shareholders (the “Shareholders") to be held on Wednesday, February 8, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Corporation. A SHAREHOLDER OF THE CORPORATION WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the Shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the meeting at any time before the vote is cast.

REVOCATION OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Suite 1700 - 666 Burrard Street, Vancouver, B.C., Canada  V6C 2X8 (facsimile: 604-681-1825), at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A Proxy may also be revoked in any other manner permitted by law.  Only registered Shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VALIDITY OF PROXY

A proxy will not be valid unless it is signed by the Shareholder or intermediary or by the Shareholder’s or intermediary's agent duly authorized in writing or, if the Shareholder or intermediary is a corporation, under its corporate seal and signed by an officer or Shareholder’s or intermediary.  The instrument empowering the agent, or a notarial copy thereof, should accompany the Proxy.  The Proxy, if not dated, is deemed to be dated on the date mailed by the person making the solicitation.

JOINT HOLDERS

A Proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them.

If more than one of several joint holders is present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, they will for the purpose of voting, be deemed not to be present.

DEPOSIT OF PROXY

A Proxy will not be valid unless it is completed, dated and signed and delivered by hand or mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, or by fax to: (within North America) 1-866-249-7775 (outside North America) 416-263-9524, not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS OF CORPORATION’S SHARES

Only registered Shareholder or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 (“NI-54-101”) of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile,

stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy.  In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING OF SHARES REPRESENTED BY PROXY AND EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting. A proxy in the enclosed form, however, when properly completed and delivered and not revoked, confers discretionary authority on the persons named proxyholders therein to vote on any amendments or variations of matters identified in the Notice of Meeting and on any other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Issued and Outstanding:	76,869,513 common shares without par value
Authorized Capital:	unlimited common shares without par value

The Corporation was incorporated under the Business Corporations Act (Yukon Territory). As at the date hereof, the Corporation has issued and outstanding 76,869,513 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.  The Corporation has no other classes of voting securities.

Any Shareholder of record at the close of business on December 21, 2005 (the “Meeting Record Date”) who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s shares voted at the Meeting.

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or required in accordance with the Corporation’s By-Laws or the Business Corporations Act (Yukon Territory), in which case each Shareholder is entitled to one vote for each share held.  In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by Shareholder of outstanding common shares entitled to vote and represented in person or by proxy will be required unless otherwise required by the Corporation’s Articles or By-Laws.

To the best of the knowledge of the directors and senior officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation are:

Table 1

Beneficial Shareholder	Number of Shares Owned	Percentage of Issued and Outstanding
Sprott Asset Management Inc.	13,109,500	17.05%
Passport Capital, LLC	8,773,600	11.41%

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve management’s proposal to re-appoint Bedford Curry & Co., Chartered Accountants, of Vancouver, B.C., as auditors of the Corporation to hold office until the next annual general meeting of the Corporation or until a successor is appointed and to authorize the Directors to determine the Auditors' remuneration. Bedford Curry was first appointed on October 7, 1999.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)

the Corporation's chief executive officer (“CEO”);

(b)

the Corporation’s chief financial officer (‘CFO”)

(c)

each of the Corporation's three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

As at August 31, 2005, the end of the Corporation’s most recently completed fiscal year, the Corporation had two Named Executive Officers, whose names and positions held within the Corporation are set out in the summary of compensation table below.

During the fiscal year ended August 31, 2005, the Corporation paid no executive officer of the Corporation a combined salary and bonus in excess of $150,000. No additional individuals received, in their capacity as officers or employees of the Corporation or its subsidiaries, individual compensation in excess of $150,000 for services in all capacities during the most recently completed financial year.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation's three most recently completed fiscal years.

Table 2

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#) (4)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-Outs ($)	All Other Compensation ($)
James Walchuck (3) President	2005	$169,200	Nil	$1,650	600,000	Nil	Nil	Nil
Damien Reynolds CEO & Former President	2005	$135,000	$59,958	Nil	500,000	Nil	Nil	Nil
	2004	$120,000	$60,000	Nil	250,000	Nil	Nil	Nil
	2003	$57,500	$35,000	Nil	250,000	Nil	Nil	Nil
Robert Nowell (2) CFO	2005	Nil	Nil	$20,000	125,000	Nil	Nil	Nil
Jon Lever (1)	2005	$15,000	Nil	Nil	Nil	Nil	Nil	Nil
Former CFO	2004	$25,000	Nil	Nil	150,000	Nil	Nil	Nil
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)

Mr. Lever was appointed CFO of the Corporation on April 1, 2004.

(2)

Mr. Nowell was appointed CFO of the Corporation on June 15, 2005, and received payment as a consultant.

(3)

Mr. Walchuck was appointed President of the Corporation on May 2, 2005.

(4)

Please refer to Tables 3 and 4 for additional details.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A long term incentive plan (“LTIP”) is any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation’s shares, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.  The Corporation has no LTIP in place and therefore there were no awards made under any LTIP to any Named Executive Officers during the Corporation’s most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

No SARs (stock appreciation rights) were granted during this period. During the most recently completed fiscal year, the following incentive stock options were granted to Named Executive Officers.

Table 3

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/ Security)	% of Total Options Granted to Employees in Fiscal Year	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Damien Reynolds	Sept 17/04	100,000	$0.45	3.32%	$0.36	September 17, 2009
	Aug 31/05	300,000	$0.40	9.97%	$0.38	Aug 31, 2010
James Walchuck	June 9, 2005	250,000	$0.40	8.31%	$0.49	June 9, 2010
Robert Nowell	June 9, 2005	100,000	$0.40	3.32%	$0.49	June 9, 2010

(1)

Calculated as the closing price of the Corporation's shares on the TSX Venture Exchange on the day of grant.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Table 4

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Damien Reynolds	300,000	$49,000	400,000 / 150,000	$4,500 / Nil
James Walchuck	Nil	N/A	520,000 / 130,000	Nil / Nil
Robert Nowell	Nil	N/A	100,000 / Nil	Nil / Nil
Jon Lever	50,000	$12,500	100,000 / Nil	$3,000 / Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Corporation's shares, on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Corporation's shares as at August 31, 2005 (being the last business day of the fiscal year) was $0.38.

Option and SAR Repricings

No SARs (stock appreciation rights) exist with the Corporation and therefore no repricings were made. There were no repricings of options or SARs during the 10 previous fiscal years.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contracts exist between the Corporation and the Named Executive Officers.

The Corporation has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive officers of the Corporation to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive officers the value of such compensation exceeds $100,000.

Compensation of Directors

The Corporation pays each director $1,000 per month for his services as director. For the year ended August 31, 2005, the Corporation accrued or paid an aggregate of $58,000 in directors’ fees. The Corporation compensates the Chairman at a rate of $2,500 per month for his services. During the most recently completed fiscal year, the Corporation paid or accrued a total of $30,000 to Hein Poulus for his services as Chairman.

From time to time, incentive stock options are granted to directors in accordance with the policies of the TSX Venture Exchange and the Corporation’s Board of Directors.  During the most recently completed fiscal year, the Corporation granted incentive stock options to purchase an aggregate of 850,000 common shares to directors (excluding directors who are Named Executive Officers).

MANAGEMENT CONTRACTS

Management functions of the Corporation are substantially performed by senior officers or directors of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted except for the following:

Aurum Exploration Ltd. (“Aurum”), a privately owned company of Navan, County Meath, Ireland, was contracted by the Corporation’s subsidiary, Dalradian Gold Limited, in 2003 as project manager of the Curraghinalt gold project in Northern Ireland. Under the contract, project management services including: field work, geological consulting and data compilation are provided on a year to year basis. In any given month, an exploration team of between 5 and 10 people provide services under the contract. The principal in charge of the project is Vaughan Williams of Ireland.

During the fiscal year ended August 31, 2005, the corporation paid a total of $639,273 to Aurum. There was no significant indebtedness of Aurum during the year or subsequent to year end.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, since the commencement of the last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, “Person” shall include each person:  (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it intends to propose the adoption of an ordinary resolution that the number of directors of the Corporation be fixed at seven (7) for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or with the provisions of the Business Corporations Act (Yukon Territory).

The following table sets out the names of the nominees for election as directors, the province or state, and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation, and the number of common shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular.

Table 4

LIST OF DIRECTORS
Name, Present Position(s) with the Corporation and Place of Residence (2)	Principal Occupation (1) (2)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (2)
James Walchuck President & CEO Director Vancouver, B.C. Canada	President since May 2005, and CEO of the Corporation since September 2005; VP, Mining of the Corporation from March 2004 until May 2005; Engineering consultant from August 2002 until March 2004; Manager Mining for Barrick Gold Corporation at its Bulyanhulu Gold Mine in Tanzania from July 1999 to Aug 2002; B Sc., P Eng.	September 21, 2005	60,000
Damien Reynolds (4) Chairman Tallai, Queensland, Australia	Chairman since September 2005, President from 1999 until May 2005, and CEO from May 2005 to September 2005; Chairman and CEO of Longview Strategies Incorporate since 2005; Director of Lalo Ventures Ltd. since 2003; Director of Finavera Energy Canada Ltd. since 2005; Director of Salmon River Resources Ltd. since 2002; business executive since 1993.	September 10, 1999	1,134,600
Hein Poulus (3) (5) Director Vancouver, B.C. Canada	Partner, Stikeman Elliott, Barristers & Solicitors; Chairman of the Corporation from 2000 until September 2005.	September 10, 1999	537,032
Peter Bojtos (3) Director Lakewood, Colorado, U.S.A.	Professional Engineer and an independent director of resource companies, including: Desert Sun Mining Corp., Falkland Gold & Minerals Ltd., Kalimantan Gold Corp., Queenstake Resources Ltd., Sahelian Goldfields Inc., and Vaaldiam Resources Ltd.	August 14, 2002	337,500
Michael Hopley (4) Director Bellingham, Washington, U.S.A.	President & CEO, Sunridge Gold Corp., 2003 to present; President Epic Oil & Gas Inc., 1996 to 2001; President Fremont Gold Corp., 1990 to1996; Vice President Exploration, Bema Gold Corp. & Arizona Star Corp. 1990 to 1996.	April 30, 2002	0
David Montgomery Director London, U.K.	Chairman of Mecom UK Management, (European media investment Corporation); former CEO of the Mirror Group, plc; former non-executive director for Donahue Inc., Scottish Media Group, the Press Association and a former Managing Director of News UK.	September 24, 2003	0
Ronald Shorr (3) (4) Director New York, N.Y., U.S.A.	Mining Consultant from 1990 to present; Senior Metals Analyst at Morgan Stanley Dean Witter, E.F. Hutton and Bear Stearns from 1971 to 1990; Managing Director of the FinCap Group NY, NY, from 2000 to 2002.	June 6, 2002	190,000

(1)

Unless otherwise stated above, any nominees named above who were not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(2)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(3)

Members of the Corporation's Audit Committee.

(4)

Member of the Corporation’s Compensation Committee.

(5)

Chairman until September 21, 2005.  Member of the Corporation’s Compensation Committee until October 7, 2005.

APPROVAL OF STOCK OPTION PLAN

At the Corporation’s Annual General Meeting held February 19, 2004, Shareholders of the Corporation authorized the directors to revise the Corporation’s existing stock option plan to a “rolling” 10% plan (the “Option Plan”).   The purpose of the Option Plan is to attract and motivate directors, officers and employees of and consultants to the Corporation and its subsidiaries and thereby advance the Corporation's interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the stock options.  The Corporation is currently listed as a Tier 1 issuer on the TSX Venture Exchange (the “TSX-V”).

The Option Plan permits the granting of options of up to 10% of the shares of the Corporation issued and outstanding at the date of grant. Under the Policies of the TSX-V, options granted under such a rolling plan are not required to have a vesting period, with the exception of those granted to investor relations consultants. However, the Corporation’s directors may, at their discretion, grant options with vesting periods, as they deem appropriate.

The Option Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each option is determined by the Board of Directors provided that the Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

(a)

the issuance of stock options to any one person, within that period, of a number of shares exceeding 5% of the issued shares of the Corporation;

(b)

the issuance, within a one year period, to insiders of the Corporation of a number of shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee (as defined by the TSX-V) who provides investor relations services of a number exceeding an aggregate of 2% of the issued shares of the Corporation.

2.

The aggregate number of shares which may be issued pursuant to options granted under the Option Plan, inclusive of options granted and outstanding under the previous stock options plan, may not exceed 10% of the issued and outstanding shares of the Corporation as at the date of the grant.

3.

The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option, less a maximum discount of 25%, or in accordance with TSX-V policies.

4.

The options may be exercisable for a period of up to 10 years so long as the Corporation is a Tier 1 Issuer on the TSX-V, or a maximum of five years if the Corporation is a Tier 2 Issuer on the TSX-V.

5.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Option Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

TSX-V policy requires the Corporation to obtain shareholder approval of rolling stock option plans yearly at the Corporation’s annual general meeting. With 76,869,513 shares currently issued and outstanding, a total of 7,686,951 shares would be available for options granted or to be granted under the Option Plan. Currently, options have been allocated and are outstanding in respect of 5,497,955 shares.

Options granted or amendments made to options previously granted pursuant to the Option Plan do not require further shareholder approval although notice of options granted under the Option Plan must be provided to the TSX-V. Any amendments to the Option Plan must also be approved by the TSX-V and, if necessary, by the Shareholders of the Corporation prior to becoming effective.

A copy of the Option Plan will be available at the Meeting for review by the Shareholders.  In addition, the text of the Option Plan is available for review by any Shareholder up until the day preceding the Annual General Meeting, at the Corporation’s office at Suite 301, 700 West Pender Street, Vancouver, British Columbia.

Shareholder approval

For the purposes of this Information Circular, the term “insider” has the meaning given to that term in the Securities Act (British Columbia).

Shareholder approval of the Option Plan requires a simple majority of the votes cast by the Shareholders who are not insiders of the Corporation, or associates of such insiders. Thus, as of December 21, 2005, the record date for the Meeting, and based on information available to the Corporation, the votes attached to 2,703,132 Shares are not eligible to vote for approval of the Option Plan.  Therefore, the total number of common shares held by “disinterested shareholders” who are eligible to vote at the meeting is 74,166,381 common shares.

The Corporation is asking both its Shareholders as a whole, and disinterested shareholders, to vote affirmatively on the following resolution to adopt and approve the Option Plan:

“RESOLVED THAT, subject to regulatory approval, the Option Plan authorizing the directors to grant options on shares totalling up to a maximum of 10% of the Corporation’s common shares issued and outstanding from time to time, as at the date of the relevant grant, be and it is hereby approved, together with all options granted thereunder as at the date hereof, and that the board of directors be and they are hereby authorized, without further shareholder approval, to carry out the intent of this resolution.”

If this resolution is approved by Shareholders it is expected that the Board of Directors will in due course grant further options under the Option Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Plan.

RESTRICTED SECURITIES

There are no actions to be taken by the Corporation that would involve a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities, or creating new restricted securities.

OTHER BUSINESS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Included with this information circular are the audited annual financial statements for the years ended August 31, 2005 and 2004, and the Corporation’s Management Discussion and Analysis (“MD&A”) as of this date. If Shareholders wish additional copies of the Corporation’s financial statements or MD&A, they may request them from the Corporate Secretary at the Corporation’s head office.

Additional information relating to the Corporation can be found at www.sedar.com, in the Company Profiles Section, or at the Corporation’s website at www.tournigan.com.

BOARD APPROVAL

The contents of this Information Circular have been approved, and its mailing has been authorized by the Directors of the Corporation.

Dated at Vancouver, B.C. this 21st day of December, 2005.

ON BEHALF OF THE BOARD,

“James Walchuck”

President & CEO

“APPENDIX A”

TOURNIGAN GOLD CORPORATION

CORPORATE GOVERNANCE

Composition of the Board

The Board consists of a majority of independent directors. Of the seven members of the Board, the only directors who are considered not to be independent are James Walchuck, the Corporation’s President and CEO, and Damien Reynolds, the Corporation’s Chairman, who receives a regular consulting fee.  The independent directors are:  Peter Bojtos, Michael Hopley, David Montgomery, Hein Poulus and Ronald Shorr.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries.   None of the independent directors is engaged in the day-to-day operations of the Corporation or is a party to any material on-going contracts with the Corporation.  More information about each director can be found in the information circular under the heading “Election of Directors”.

The Chairman of the Board is Damien Reynolds, who is not an independent director.   Hein Poulus is an independent director who acts as “Lead Director” to ensure that the Board's agenda will enable it to successfully carry out its duties.

Directorships	Certain members of the Board hold directorships with other reporting issuers. The following table sets out the name of the each reporting issuer that the Corporation’s Board hold directorships with:
Peter Bojtos

Desert Sun Mining Corp.

Falkland Gold & Minerals Ltd.

Fischer-Watt Gold Co Inc.

Kalimantan Gold Corp Ltd.

Link Mineral Ventures Inc.

Queenstake Resources Ltd.

Sahelian Goldfields Inc.

U.S. Gold Corp.

Vaaldiam Resources Ltd.

	Michael Hopley	Sunridge Gold Corp. Crescent Resources Corp. Neuer Kapital Corp.
	David Montgomery	West 175 Inc.
	Damien Reynolds	Longview Strategies Incorporated Buffalo Gold Ltd. Salmon River Resources Ltd. Lalo Ventures Ltd.
	Ronald Shorr	Maudore Minerals Ltd. Samba Gold Inc. Crown Resources Corp.

Meetings of Independent Directors

The Board has appointed two Committees; 1) the Audit Committee and 2) the Compensation Committee. Both of these committees are comprised of a majority of independent directors and meet regularly.

Audit Committee

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent directors and are financially literate.

Compensation Committee

The Compensation Committee is comprised of a majority of independent directors. It is Chaired by Damien Reynolds, and Ronald Shorr and Michael Hopley are the remaining independent members of the Committee. Pursuant to its written charter, the Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of directors and senior management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director and/or a member of senior management.

Board Mandate

The Board of Directors, either directly or through Committees of the Board, is responsible for the supervision of management of the Corporation with the objective of acting in the best interests of the Corporation. The Board acts in accordance with: the Yukon Business Corporations Act; the Corporation’s articles of incorporation and by-laws; the mandates of the various Board Committees; and other applicable laws and company policies. The Board approves all significant decisions that affect the Corporation and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results. The Board is actively involved in the Corporation’s strategic planning process. At Board meetings, members of Management regularly meet with the directors to discuss and set out the long term goals of the Corporation and the plans to achieve these goals. The Board is responsible for conducting:

a)

a review of the risks inherent in all of the business activities of the Corporation;

b)

an assessment of the integrity and adequacy of the internal control policies and procedures and  information systems of the Corporation to ensure the Corporation adequately mitigates the risks of its business activities; and

c)

the development of the authorities of senior management and the Board regarding the major business activities of the Corporation to ensure a common understanding of these key authorities including which activities require pre-approval and post approval requirements.

All members of the Audit Committee are independent directors. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control.

Directors may hire outside advisers at the Corporation’s expense, subject to the approval of the Board.

Orientation and Continuing Education

All new directors receive historical public information about the Corporation, the mandates of the Committees of the Board, and other relevant corporate and business information. The directors are also kept informed of securities regulatory matters. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business.

Education opportunities such as seminars and courses are available for all directors in order that they can maintain and augment their skills as directors and to supplement their knowledge of the Corporation’s business.

Code of Business Conduct and Ethics

The Board has adopted a written code of business conduct and ethics applicable to directors, officers and employees of the Corporation.  The code is designed to promote the integrity of the Corporation. Mandated in the code are means of dealing with: conflicts of interest of directors and executive officers, protection and use of corporate assets and business opportunities, confidentiality of corporate information, compliance with laws and regulations, and fairness with shareholders, employees, suppliers, contractors, and competitors.

In the event that a director, officer or employee departs from the code, the Corporation is authorized to file a material change report.

Nomination of Directors

The Corporation has not yet established a Nominating Committee but will do so in the event that it is necessary to appoint a new director in future.  Should a Nominating Committee be established, it will be composed entirely of independent directors who will be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees.

The Board as a whole is currently responsible for the proposal of new nominees to the Board and the assessment of current directors on an ongoing basis.

Compensation Committee

A Compensation Committee has been appointed by the Board to oversee compensation matters of executives and directors. Its purpose is to ensure that their forms of compensation realistically reflect the responsibilities and risk Involved in being an effective director and/or a member of senior management. The Committee is Chaired by Damien Reynolds and independent members, Michael Hopley and Ronald Shorr.

The Compensation Committee has a charter that sets out its purpose, responsibilities, member qualifications and appointment and removal process, structure and operations, and the process for reporting to the Board.

The Committee is responsible for making recommendations to the Board with respect to senior officer and director compensation, incentive-compensation plans and equity-based plans. It also evaluates the CEO’s performance as it relates to the Corporation’s goals and recommends the CEO’s compensation to the Board.

Regular Board Assessments

The Board is also responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors as it relates to the Board’s mandate and the Corporation’s goals.

The Board is also responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce or enlarge the number of directors to a number which facilitates more effective decision-making.

Audit Committee

The Audit Committee has a charter that sets out its mandate and responsibilities, which is set out in this Information Circular as Appendix “B”.

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent directors and are financially literate.

The Board of Directors delegates its responsibility for oversight of the financial reporting process to the Audit Committee. The role of the Audit Committee includes:

• helping directors meet their responsibilities,

• providing better communication between directors and the external auditors,

• enhancing the independence of the external auditor,

• increasing the credibility and objectivity of financial reports, and

• strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board for approval.

The Audit Committee is responsible for managing, on behalf of the shareholders, the relationship between the Corporation and the external auditors. In particular, it is responsible for:

(a)

overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or related work;

(b)

recommending to the Board of directors the nomination and compensation of the external auditors; and

(c)

pre-approval of non-audit services that are then recommended to the Board.

Audit Fees -  the following fees were billed by the Corporation’s auditors in the previous two fiscal years:

2004 - $32,540

2005 - $25,567

All Other Fees –  aggregate other fees billed in each of the last two fiscal years for services provided by the Corporation’s auditor are as follows:

2004 - $43,000

2005 -   $3,700

Disclosure of Exemption – the Corporation relies on exemption of section 6.1 from Multilateral Instrument 52-110, Audit Committees for disclosure of its Audit Committee Policies.

“APPENDIX B”

TOURNIGAN GOLD CORPORATION

AUDIT COMMITTEE CHARTER

Overview and Purpose

The Audit Committee of Tournigan Gold Corporation (“Tournigan”) has been formed to enable the Board of Directors of Tournigan to perform its obligations with respect to compliance with applicable securities laws and the rules of the TSX Venture Exchange (“TSX-V”).

The Audit Committee is responsible to the Board of Directors of Tournigan. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:

(a) disclosure of financial and related information;
(b) the relationship with and expectations of the external auditors of Tournigan, including the establishment of the independence of the external auditors;
(c) its relationship with and expectations of the internal auditors function (as applicable);
(d) the oversight of internal control; and
(e) any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors chooses to delegate to it.

The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.

1. Organization

1. 1   Size and Membership Criteria
The Audit Committee will consist of a minimum of three Directors of Tournigan.

Each member of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding shares of Tournigan or other securities which are exchangeable into shares of Tournigan, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Tournigan.

All members of the Audit Committee must be financially literate and able to read and understand basic financial statements. At least one member of the Audit Committee must have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

1.2   Appointment and Vacancies
The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of Tournigan. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of Tournigan or ceases to be a Director of Tournigan.

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board of Directors and will be filled by the Board of Directors if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.

2. Meetings

2.1   Frequency
The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee will also meet at least quarterly with management, the internal auditors (as applicable) and the external auditors of Tournigan in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.

2.2   Chair
The Board of Directors of Tournigan or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chairman from amongst their number. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Chairman of the meeting will be chosen by the Audit Committee from among the members present.

The Audit Committee will also appoint a secretary who need not be a Director of Tournigan.

2.3   Time and Place of Meetings
The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:

(a)

a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other,

(b)

notice of the time and place of every meeting will be given in writing, facsimile or electronic means to each member of the Audit Committee, the internal auditors (as applicable), the external auditors and the corporate secretary of Tournigan at least 24 hours prior to the time fixed for such meeting.

Any person entitled to notice of a meeting of the Audit Committee may waive such notice (an attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).

The external auditors will be entitled to attend each meeting of the Audit Committee at the expense of Tournigan.

A meeting of the Audit Committee may be called by the corporate secretary of Tournigan on the direction of the Chairman, Chief Financial Officer, Chief Executive Officer of Tournigan, by any member of the Audit Committee, the external auditors or the internal auditors (as applicable). Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of any meeting of the Audit Committee.

2.4   Agenda
The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors, internal auditors (as applicable) and corporate secretary of Tournigan in advance of the meeting of the Audit Committee not later than five business days prior to each meeting.

2.5   Resources
The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of Tournigan or its subsidiaries or the legal counsel to Tournigan or the external auditors of Tournigan to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

3.  Duties and Responsibilities

The Board of Directors of Tournigan has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee will have the sole authority and responsibility to carry out these duties and responsibilities.

3.1   Financial Statements and Related Information
The Audit Committee will review and discuss with management, the internal auditors (as applicable) and the external auditors of Tournigan the following financial statements and related information:

(a) annual audited financial statements of Tournigan, including notes;
(b) interim financial statements of Tournigan;
(c) management discussion and analysis relating to each of the annual audited financial statements and the interim financial statements of Tournigan;

(d)

news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of Tournigan, including the use of non-GAAP earnings measures;

(e) all financial-related disclosure to be included in or incorporated by reference into any prospectus that may be prepared by Tournigan; and
(f) the Corporation’s annual report, annual information form and management information or proxy circular.

As part of this review process, the Audit Committee must meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the financial disclosure and related documents.

Following the review by the Audit Committee of the documents set out above, the Audit Committee will recommend to the Board of Directors of Tournigan, if appropriate, that such documents be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders. If Tournigan lists its securities on a stock exchange in a jurisdiction other than Canada, the Audit Committee should review the equivalent applicable documentation and procedures.

3.2   Appointment of External Auditors
The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the external auditors of Tournigan (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing its audit report or related work.

The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Tournigan and any non-audit services to be provided by the external auditors of Tournigan as permitted by applicable securities laws and the TSX-V.

The Audit Committee will review on an annual basis the performance of the external auditors of Tournigan. The Audit Committee will discuss with the external auditors any disclosed relationships or services that the external auditors propose to provide to Tournigan or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors.

On an annual basis the Audit Committee will obtain and review an annual report from the external auditors describing the external auditors’ internal quality control procedures and any material issues raised by the most recent internal quality control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues. In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of Tournigan for the coming financial year.

3.3   Internal Audit Function
The Audit Committee is responsible for reviewing with management of Tournigan the following:

(a)	plans regarding any changes in accounting practices or policies and the financial impact thereof;
(b)	areas of management judgment and estimates that have a significant effect on the financial statements of Tournigan and its subsidiaries;
(c)

any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of Tournigan and its subsidiaries which would have a material current or future effect on the financial condition of Tournigan;

(d)	major risk exposures facing Tournigan and the steps that management has taken to monitor, control and manage such exposures, including Tournigan’s management guidelines and policies;
(e)

any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of Tournigan and its subsidiaries and the manner in which these matters have been disclosed in the financial statements;

(f)	quarterly certifications by senior management in respect of financial disclosures.

3.4   Internal Controls
In consultation with the external auditors, the Audit Committee is responsible for reviewing the adequacy of Tournigan’s internal control structures and procedures designed to ensure compliance with applicable laws and regulations.

The Audit Committee will review:

(a)	the internal control report prepared by management, including management’s assessment of the effectiveness of Tournigan’s internal control structure and procedures for financial reporting; and
(b)	the attestation and report by the external auditors of Tournigan on the assessment made by management.

4. Whistleblower Policy

The Audit Committee has adopted a Whistleblower Policy to ensure procedures are in place for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters.

The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

5. Disclosure

This Charter shall be published annually in Tournigan’s annual information form or management information circular.

TOURNIGAN GOLD CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class **COMMON**

Holder Account Number

C9999999999 IND

Form of Proxy - Annual General Meeting to be held on February 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 10:00 am, Pacific Time, on February 6, 2006.

To Vote Using the Internet

- Go to the following web site:
- Proxy Instructions must be received by 10:00 am, Pacific Time, on February 6, 2006.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 011517 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Pacific Time, on February 6, 2006

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Tournigan Gold Corporation (the "Corporation") hereby appoints: Hein Poulus, a Director of the Corporation, or failing this person, James Walchuck, a Director of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Tournigan Gold Corporation to be held at Suite 1700, 666 Burrard Street, Vancouver, British Columbia on February 8, 2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors to be elected at seven (7).

For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, Peter Bojtos	☐	☐
02. To elect as a Director, Michael Hopley	☐	☐
03. To elect as a Director, David Montgomery	☐	☐
04. To elect as a Director, Hein Poulus	☐	☐
05. To elect as a Director, Damien Reynolds	☐	☐
06. To elect as a Director, Ronald Shorr	☐	☐
07. To elect as a Director, James Walchuck	☐	☐

3. Appointment of Auditors

To appoint Bedford Curry & Co., Chartered Accountants, as Auditors for the ensuing year.

For ☐ **Withhold** ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
4	To authorize the Directors to determine the remnueration of the Auditors.	☐	☐
5	To approve the Corporation's 10% Rolling Stock Option Plan.	☐	☐
6	To grant the proxyholder discretionary authority in respect of amendments or variations to the previous resolutions, or on such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

9 9 9 9 9 0 0 9 6 7 3 1 P D I Z T V C Q

REPORT UNDER PART 4

Of

NATIONAL INSTRUMENT 62-103

1. Name and address of eligible institutional investor:

Sprott Asset Management Inc. (the “Offeror”)

200 Bay Street, Suite 2700, P.O. Box 27

Royal Bank Plaza, South Tower

Toronto, Ontario

M5J 2J1

2. The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is the initial report filed by the Offeror under Part 4 of NI 62-103 in respect ofTournigan Gold Corporation (the “Issuer”).

3. The designation and number or principal amount of securities and the eligibleinstitutional investor's securityholding percentage in the class of securities at them end of the month for which the report is made:

As at August 31, 2005 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 10,000,000 common shares (the “Common Shares”) and 2,500,000 warrants (the “Warrants”) of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants, the Offeror exercises control or direction over 19.3% of the issued and outstanding Common Shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares or other securities of the Issuer.  The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than theeligible institutional investor or any joint actors:

None.

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5. The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7. The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the Offeror holding Common Shares and Warrants include:

Sprott Gold and Precious Minerals Fund, Sprott Opportunities Hedge Fund, Sprott

Canadian Equity Fund, Sprott Energy Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge

Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., BluMont Strategic

Partners Hedge Fund and the Sprott Managed Accounts.

8. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9. A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.The filing of this report is not an admission that an entity named in the report owns orcontrols any described securities or is a joint actor with another named entity.

Dated this 8th day of September, 2005.

SPROTT ASSET MANAGEMENT INC.

By: /s/ Neal Nenadovic

Neal Nenadovic

Chief Financial Officer

REPORT UNDER PART 4

Of

NATIONAL INSTRUMENT 62-103

1. Name and address of eligible institutional investor:

Sprott Asset Management Inc. (the “Offeror”)

200 Bay Street, Suite 2700, P.O. Box 27

Royal Bank Plaza, South Tower

Toronto, Ontario

M5J 2J1

2. The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

As at September 30, 2005, there is a net increase in the holdings of 200,000 common shares (the “Common Shares”) and no changes to the holdings of warrants (the “Warrants”) of Tournigan Gold Corporation (the “Issuer”). However, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 2.5% in the Offeror’s securityholdings.

3. The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at September 30, 2005, the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 10,200,000 Common Shares and 2,500,000 Warrants of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants, the Offeror exercises control or direction over 16.8% of the issued and outstanding Common Shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares or other securities of the Issuer.  The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5. The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7. The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the Offeror holding Common Shares and Warrants include:

Sprott Gold and Precious Minerals Fund, Sprott Opportunities Hedge Fund, Sprott

Canadian Equity Fund, Sprott Energy Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge

Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., BluMont Strategic

Partners Hedge Fund and the Sprott Managed Accounts.

8. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9. A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.  The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 6th day of October, 2005.

SPROTT ASSET MANAGEMENT INC.

By: /s/ Neal Nenadovic

Neal Nenadovic

Chief Financial Officer

REPORT UNDER PART 4

Of

NATIONAL INSTRUMENT 62-103

1. Name and address of eligible institutional investor:

Sprott Asset Management Inc. (the “Offeror”)

200 Bay Street, Suite 2700, P.O. Box 27

Royal Bank Plaza, South Tower

Toronto, Ontario

M5J 2J1

2. The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

AAs at November 30, 2005, there is a net increase in the holdings of 2,909,500 common shares (the “Common Shares”) and a net increase in the holdings of 250,000 warrants (the “Warrants”) of Tournigan Gold Corporation (the “Issuer”). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net increase of 3.1% in the Offeror’s securityholdings.

3. The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at November 30, 2005, the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 13,109,500 Common Shares and 2,750,000 Warrants of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants, the Offeror exercises control or direction over 19.9% of the issued and outstanding Common Shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares or other securities of the Issuer.  The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

…2

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5. The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7. The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the Offeror holding Common Shares and Warrants include:

Sprott Gold and Precious Minerals Fund, Sprott Opportunities Hedge Fund, Sprott

Canadian Equity Fund, Sprott Energy Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge

Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., BluMont Strategic

Partners Hedge Fund and the Sprott Managed Accounts.

8. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9. A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.  The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 6th day of December, 2005.

SPROTT ASSET MANAGEMENT INC.

By: /s/ Neal Nenadovic

Neal Nenadovic

Chief Financial Officer

Press Release December 21, 2005 Symbol: Canada TSX.V – TVC Frankfurt, Berlin – TGP

Tournigan Acquires South Dakota Uranium Claims; Updates Other Projects

Tournigan Gold Corporation is pleased to announce acquisition of mining claims covering three highly prospective uranium areas in the Southern Black Hills of South Dakota.  The 272 federal lode mining claims cover 21.8 square kilometres (5,440 acres) and reportedly include historical resource estimates as well as considerable historical exploration drilling, based on research by Tournigan’s US partner, Sweetwater River Resources LLC.  Tournigan is also pleased to provide operational updates on the Jahodna uranium project and the Kremnica gold project in Slovakia.  Both projects remain essentially on schedule, but updated resource estimates for each project will now be published mid to late January.

South Dakota Uranium Acquisition

The area covered by the three new Tournigan claim blocks in South Dakota were initially held by Union Carbide and the Tennessee Valley Authority as part of a larger block known as the Chord claims. The Chord claims encompassed more than 40 small open pits as well as a few underground operations.  Combined operations on the Chord Property produced uranium intermittently from the early 1950’s until the late 1960’s, supplying feed to a former mill at Edgemont, South Dakota.  These newly acquired claims lie just across the Wyoming-South Dakota border, in close proximity to Tournigan’s Wyoming claims.

The three new Tournigan South Dakota claim blocks are known as the Long, RC and DH Claims and are generally located within the Long Mountain structural zone.  This northeast trending fault zone, which was partially covered by the historic Chord claims, is approximately two miles wide, with mineralization hosted in four sandstone formations (two in the Cretaceous Lakota Formation and two in the overlying Lakota Formation).

Long Claims

Consisting of 141 claims, the western portion of the Long Claims encompasses a 2.8 mile long by 1.0 mile wide mineralized trend that includes pre-existing Strathmore Minerals claims which cover the historic Viking / Virginia C, and Ridge Runner ore bodies. This trend projects southeast towards the historically significant October – Jinx ore bodies.  The eastern portion of the Long Claims surrounds the historic Long Mountain ore bodies, a fraction of which is also covered by Strathmore claims.  Union Carbide reported open pit mining “reserves” (historic) from eight deposits containing a combined 323,800 tons with an average grade of 0.062 % U3O8 equating to 402,990 lbs U3O8.  The Union Carbide Long Mountain project included a mine plan and Draft Environmental Impact Statement completed in 1981.

RC Claims

Approximately 1 mile to the east of the Long Claims is the 62-claim RC claim-block, which hosts two prospective areas of uranium mineralization as well as the as-yet un-quantified Hot Point ore body.

DH Claims

The DH claim block (69 claims, 1,380 acres) occurs 1 mile to the south of the RC Claims and covers an area reported by the United States Geologic Survey in 1971 to contain “widespread low grade and some economic mineralization”.  Historic production was won from several small pits and at least two small underground operations where the reported average grade was 0.25% U3O8 and 0.30% V2O5  (vanadium oxide).

Jahodna Uranium Project Update

Tournigan has completed 3 confirmatory diamond drill holes at the Jahodna uranium project in Slovakia.  The program is now on hold due to severe winter weather and the holidays.  Geochemical analysis of the split core will be completed shortly by OMAC Labs in Ireland.  OMAC is experiencing heavy workloads, but Tournigan believes results will be returned in time to release a National Instrument 43-101-compliant technical report and resource estimate in mid-January, 2006.  An independent Preliminary Assessment is planned for early 2006, along with the in-fill and step-out exploration drilling that will follow publication of the resource estimate (as announced October 18, 2005).

Kremnica Gold Project Update

The pre-feasibility RC in-fill drilling is complete at the Kremnica gold project in Slovakia, with final assays received last week.  Additional re-assaying of historic diamond drill results from 1996-1997 are in progress, as part of the necessary QA/QC for the current level of feasibility work. The upgraded 43-101-complient technical report and resource estimate is now scheduled for publication by the end of January 2006 by Beacon Hill Consultants.  This estimate should provide the requisite Measured and Indicated Resources necessary for Pre-feasibility and Feasibility Studies. The Pre-feasibility Study for Kremnica is in progress by Beacon Hill, scheduled for completion in April 2006.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia.  Tournigan’s asset mix also includes a portfolio of uranium properties in Wyoming and South Dakota, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

“James Walchuck”

James Walchuck, President and CEO

The Qualified Person for South Dakota, Wyoming, Jahodna and Kremnica, Dr. Kent Ausburn, has reviewed all technical disclosure in this release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements.  Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development.  As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOURNIGAN GOLD CORPORATION

(Registrant)

January 17, 2006

By: /s/  James Walchuck

Date

James Walchuck, President and CEO